UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                             INVESTORS TITLE COMPANY
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                           461804 10 6
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461804 10 6        SCHEDULE 13G/A No. 6

1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                  J. Allen Fine
                                   ###-##-####

2) Check the Appropriate Box if a Member of a Group
     (a)
     (b)

3) SEC Use Only

4) Citizenship or Place of Organization

                            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

          5) Sole Voting Power

                         256,058 shares

          6) Shared Voting Power

                           - 0 -

          7) Sole Dispositive Power

                        256,058 shares

          8) Shared Dispositive Power

                          - 0 -

     9) Aggregate Amount Beneficially Owned by Each Reporting
        Person

                        256,058 shares

    10) Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares

    11) Percent of Class Represented by Amount in Row 9

                         9.9 percent

    12) Type of Reporting Person

                          IN

Item 1(a).     Name of Issuer:

                       Investors Title Company

        (b).     Address of Issuer's Principal Executive Offices:

                            121 North Columbia Street
                        Chapel Hill, North Carolina 27514

Item 2(a).     Name of Person Filing:

                    J. Allen Fine

      (b).    Address of Principal Business Office, or, if none,
              Residence:

                            121 North Columbia Street
                        Chapel Hill, North Carolina 27514

      (c).     Citizenship:

                  United States

      (d).     Title of Class of Securities:

                           Common Stock, no par value

      (e).     CUSIP Number:

                  461804 10 6

Item 3.       Type of Filing:

                  Not Applicable.

Item 4.       Ownership (at December 31, 2000):

             (a)  Amount Beneficially Owned:

                  256,058 shares; of which 4,900 are subject to options exercisable within 60 days of December 31, 2000

              (b)  Percent of Class:

                     9.9%

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote

                          256,058 shares

                  (ii) shared power to vote or to direct the vote

                       - 0 - shares

                 (iii) sole power to dispose or to direct the
                                 disposition of

                         256,058 shares

                  (iv) shared power to dispose or to direct the
                                 disposition of

                       - 0 - shares

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person:

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.


Item 10.    Certification:

            Not applicable.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

                              /s/ J. Allen Fine
                              ------------------------
                              J. Allen Fine




Date: February 14, 2001